

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2013

<u>Via Email</u>
James F. Pearson
Chief Financial Officer
Ohio Edison Co.
c/o FirstEnergy Corp.
76 South Main Street
Akron, Ohio 44308

> **Re: Ohio Edison Co.**
> **Registration Statement on Form S-3**
> **Filed April 2, 2013**
> **File No. 333-187692 and 01-05**

Dear Mr. Pearson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. Please confirm that the offered securities will be investment grade securities as defined in General Instruction I.B.2 to Form S-3. See General Instruction I.B.5.(a)(i) to Form S-3.

2. Please confirm that all agreements will be filed simultaneously with or prior to the final prospectus, including unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

3. We note that the issuing entity of the certificates will be FirstEnergy Ohio PIRB Special Purpose Trust 2013 and it does not appear that you contemplate issuing certificates from any other issuing entity at any other time; therefore, it does not appear that you will

conduct more than one delayed offering using this registration statement. Please tell us whether this registration statement contemplates only one offering of certificates and corresponding underlying bonds. If so, please tell us why you have presented your disclosure in a base and supplement format instead of using one form of prospectus. We note several places where disclosure is repeated in the base and the supplement, and at times is inconsistent. We also note that you have placed brackets in the base prospectus for information that you intend to update. We highlight some instances in our comments below; however, our comments are not exhaustive. If you intend to retain the base and supplement format, please revise throughout for consistency.

4.   We note that you are also registering the issuance of phase-in-recovery bonds. Please provide your legal analysis with respect to Securities Act Rule 190. In your analysis, please tell us if you intend to issue any other class of phase-in-recovery bonds, supported by the same property that will not be offered in the transaction(s) covered by this registration statement.

5.   Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Prospectus Supplement

Cover Page

6.   We note your disclosure on page S-8 that "[t]aken together, the tranches of bonds of the bond issuers corresponding to tranches of certificates will have the same aggregate principal amount and expected amortization schedule as the related tranche of certificates." Please clarify throughout the prospectus, including on the cover page, whether a bond of an individual issuer will correspond to an individual tranche of certificates, or whether bonds of more than one issuer will correspond to an individual tranche of certificates, and if any other combinations are possible.

7.   We note your disclosure on the cover page that the "bonds will be 100% owned by the trust." However, we also note your disclosure on page S-10 that payments of principal will be made in order of priority to the "holders" of the different classes of bonds that you describe. It is unclear whether "holders" refers to persons other than the issuing entity. Please revise or advise.

8.   Please revise your cover page and throughout the prospectus, as appropriate, to identify the depositor(s) as defined in Item 1101(e) of Regulation AB.

9.   Also, we note that in the first full paragraph you use the term "trust" to refer to the issuing entity and we note similar language throughout the prospectus. However, we note on page S-iii that "trust" is not a term you define as referring to the issuing entity. Please revise here and throughout the prospectus, as appropriate to eliminate the use of the term "trust" and instead consistently use "issuing entity."

10.   We note that on pages S-16 to S-17 of the prospectus supplement, you describe various forms of credit enhancement. On the cover page, please include a brief description of the credit enhancement or other support for the transaction that is described on pages S-16 to S-17. Refer to Item 1102(h) of Regulation AB.

Securities Offered, page S-1

11.   Please revise to identify the various classes offered by the prospectus and any classes issued in the same transaction that are not being offered by the prospectus. Refer to Item 1103(a)(3)(i) of Regulation AB.

Priority of Payments, page S-5

12.   Please summarize the payment priorities and allocations among the classes of securities offered, and fees and expenses. Refer to Item 1103(a)(3)(vi) of Regulation AB.

13.   Please identify any events in the transaction agreements that can trigger liquidation or amortization or other performance triggers that would alter the transaction structure or the flow of funds, with respect to both the bonds and the certificates. Refer to Items 1103(a)(3)(vii) and 1113(a)(6) of Regulation AB.

Use of Proceeds, page S-5

14.   We note your disclosure here regarding the use of proceeds, but could not locate disclosure required by Item 1107(j) of Regulation AB. Please revise or advise.

Payment Dates and Interest Accrual, page S-6

15.   Please state the expected final and final scheduled maturity date of each class of securities offered. Refer to Item 1103(a)(3)(iii) of Regulation AB.

Description of the Certificates, page S-8

16.   Please include a description of how losses not covered by the credit enhancement will be allocated among the different classes of securities.

The Trustees, page S-15

17.   We note that U.S. Bank "or" U.S. Bank Trust will serve as Delaware trustee of the issuing entity. We also note on page 5 of the base prospectus that U.S. Bank Trust will serve as the Delaware trustee. Please reconcile these two statements. If the Delaware trustee will not be determined at the time of the offering, please revise to explain why or advise.

Underwriting, page S-20

18.   We note your disclosure in the third full paragraph that the underwriters are committed to take and pay for all of the certificates being offered, if any are taken. We also note your disclosure that if all the certificates are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. Please revise to provide more detail regarding your underwriting arrangement and include a reconciliation of these two statements or advise.

Where You Can Find More Information, page S-23

19.   Please identify the reports that will be filed with the Commission. Refer to Item 1118(b) of Regulation AB.

Prospectus

Cautionary Statement Regarding Forward-Looking Information, page v

20.   Please delete your reference to forward-looking statements as the provisions do not apply to you at this time.

Risk Factors, page 16

You could experience payment delays or losses as a result of limited sources of payment for the certificates and limited credit enhancement, page 16

21.   We note your statement that if distributions are not made on the certificates in a timely manner as a result of nonpayment of the related bonds of one or more of the bond issuers, the holders of at least a majority of the outstanding principal amount of the certificates may direct the certificate trustee to bring an action against the defaulting bond issuer. Please clarify in your risk discussion whether you require a majority of the holders of a particular tranche or all tranches, or something else. As noted in comment 6 above, it is unclear whether only one bond will support one tranche of certificates, and this risk factor may be unclear to an investor.

Litigation and other events in jurisdictions other than Ohio could adversely affect certificateholders, page 18

22.   We note your statement that laws in other states related to securitization by electric utilities have been challenged by judicial actions. Please revise to provide a brief description of the basis of the challenge and how it may relate to the Securitization Act so that investors may better understand this risk factor.

The Trustees, page 51

23.   We note that this section titled "The Trustees" does not provide a description of the roles and responsibilities of the trustees. Please revise to indicate where you provide information about their roles and responsibilities.

The Sponsors, Sellers and Initial Servicers, page 56

24.   Please include a description of the sponsors' experience in securitization and the servicers' experience in servicing of phase-in recovery properties. Refer to Item 1104(c) and 1108(b) of Regulation AB.

Servicing Agreements, page 66

25.   We note your risk factor on page 24 that servicers will commingle the phase-in recovery charges with other revenues they collect. Please include a description of the extent of commingling of funds that may occur with other funds or assets of the servicers. Refer to Item 1108(c)(2) of Regulation AB.

Statements by Servicers, page 70

26.   We note your disclosure that on or before "[January 1] and [July 1] of each year, each servicer will prepare and furnish annually to the respective bond trustee….a statement for the previous year…" Please clarify why an annual report will be provided two times a year or advise.

Where You Can Find More Information, page 104

27.   We note your statement that the prospectus describes the material terms of some of the documents that have been filed as exhibits and that any statements in the prospectus concerning the provisions of any document filed as an exhibit are not necessarily complete and are qualified in their entirety by reference to the respective exhibit. Please revise to clarify that the prospectus describes the material terms of the material documents, and remove language that disclaims the completeness of the prospectus disclosure.

Part II Information Not Required in Prospectus

Item 16. Exhibits, page II-5

28.   Please file your exhibits with your next amendment.

29.   We note on page 31 of the base prospectus your description in the section "The Securitization Act" of the statute and regulatory proceedings authorizing the recovery of phase-in costs. It is unclear to us whether you are filing all the related documents you describe as exhibits. Please reconcile the documents described in the prospectus with Exhibits 99.1 and 99.2.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lulu Cheng, Special Counsel, at (202) 551-3811 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

Cc: Lucas F. Torres, Esq.